SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                             Hoenig Group Inc.
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                              (Name of Issuer)

                        Common Stock, par value $.01
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                       (Title of Class of Securities)

                                 434396107
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                               (CUSIP Number)

             Kathryn L. Hoenig, General Counsel and Secretary,
     Hoenig Group Inc., Reckson Executive Park, 4 International Drive,
                            Rye Brook, NY 10573
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                July 5, 1999
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D                                               Page 2 of 6 Pages

CUSIP No. 434396107


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fredric P. Sapirstein
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions) (a)|_| (b)|_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS (See Instructions)
         PF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
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                                      7.       SOLE VOTING POWER
                                               1,402,400
                                      ----------------------------------------

                                      8.       SHARED VOTING POWER
             NUMBER OF                         0
               SHARES                 ----------------------------------------
            BENEFICIALLY
              OWNED BY                9.       SOLE DISPOSITIVE POWER
                EACH                           1,402,400
             REPORTING                ----------------------------------------
               PERSON
                                      10.      SHARED DISPOSITIVE POWER
                                               0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,402,400
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)  |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.7%
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14       TYPE OF REPORTING PERSON (See Instructions)
         IN
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         This Amendment No. 5 to the Schedule 13D filed by Fredric P.
Sapirstein dated August 26, 1997 reflects the vesting of options to purchase 125,000 shares of Common Stock, and amends Items 3, 5 and 6 of the
Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following:

         Pursuant to the Employment Agreement, on September 5, 1996 the Reporting Person was granted ten-year Service-Based Options to purchase a total of 500,000 shares of Common Stock at $3.625 per share. Under the terms of the grant, the options were to vest in four equal tranches. This Amendment No. 5 relates to the anticipated vesting on September 5, 1999 of the fourth and last tranche, consisting of options to purchase 125,000 shares of Common Stock.

         On January 29, 1998, under Hoenig Group Inc.'s 1996 Long-Term Stock Incentive Plan (the "1996 Plan"), the Reporting Person was granted a ten-year, non-qualified option to purchase 180,000 shares of Common Stock at an exercise price of $6.1875 per share as part of the Reporting Person's 1997 compensation (the "1998 Grant"). Options under the 1998 Grant vest in three equal tranches. One-third of the options (i.e., options to purchase 60,000 shares of Common Stock) vests on each of January 29, 1999, January 29, 2000, and January 29, 2001. The vesting of the first tranche has previously been reported in Amendment No. 4.

         In addition, on January 20, 1999, under the 1996 Plan, the Reporting Person was granted a ten-year incentive stock option to purchase 45,000 shares of Common Stock at an exercise price of $6.50 per share as part of the Reporting Person's 1998 compensation (the "1999 Grant"). Options under the 1999 Grant vest in three equal tranches. One-third of the options (i.e., options to purchase 15,000 shares of Common Stock) vests on each of January 20, 2000, January 20, 2001, and January 20, 2002.

Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended by substituting the following for subsection (a) thereof:

         (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as of May 14, 1999 the Corporation had issued and outstanding 8,564,240 shares of Common Stock.

         The Reporting Person is the beneficial owner of 1,402,400 shares of Common Stock or 14.7% of the outstanding Common Stock, consisting of (i) 442,400 shares of Common Stock owned directly and (ii) 960,000 shares of Common Stock of which the Reporting Person has beneficial ownership pursuant to stock options that have not yet been exercised.

         Item 5 is further amended by substituting the following for the first paragraph of subsection (b) thereof:

         (b) The Reporting Person has the sole power to vote, or to direct the vote of, 1,402,400 shares of Common Stock, and sole power to dispose of, or to direct the disposition of, 1,402,400 shares of Common Stock. The Reporting Person does not share the power to vote, or to direct the vote of, or power to dispose of, or to direct the disposition of, any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended by deleting the last paragraph and by adding the following:

         On January 29, 1998, under the 1996 Plan, the Reporting Person was granted a ten-year, non-qualified option to purchase 180,000 shares of Common Stock at an exercise price of $6.1875 per share as part of the Reporting Person's 1997 compensation (the "1998 Grant"). Options under the 1998 Grant vest in three equal tranches. One-third of the options (i.e., options to purchase 60,000 shares of Common Stock) vest on each of January 29, 1999, January 29, 2000, and January 29, 2001. The vesting of the first tranche has previously been reported in Amendment No. 4.

         In addition, on January 20, 1999, under the 1996 Plan, the Reporting Person was granted a ten-year incentive stock option to purchase 45,000 shares of Common Stock at an exercise price of $6.50 per share as part of the Reporting Person's 1998 compensation (the "1999 Grant"). Options under the 1999 Grant vest in three equal tranches. One-third of the options (i.e., options to purchase 15,000 shares of Common Stock) vest on each of January 20, 2000, January 20, 2001, and January 20, 2002.

         The Reporting Person has beneficial ownership of 960,000 shares of Common Stock pursuant to stock options that have not been exercised.

Item 7.  Material to be filed as Exhibits.

         Item 7 is hereby amended by adding the following:

         Exhibit L -- Hoenig Group Inc. 1996 Long-Term Stock Incentive Plan Grant Certificate, dated January 20, 1999, issued to Frederic P. Sapirstein.



Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 4, 1999

                                               /s/ Fredric P. Sapirstein
                                               -----------------------------
                                                  Fredric P. Sapirstein